Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 5, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Huber Capital Equity Income Fund (S000018427)
Huber Capital Small Cap Value Fund (S000018428)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of September 27, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 383 to its registration statement.  PEA No. 383 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on August 26, 2011, for the purpose of adding a new class of shares for the Trust’s series:  Huber Capital Equity Income Fund and Huber Capital Small Cap Value Fund (the “Funds”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section – Both Funds

1.
Staff Comment:  The Staff notes that Footnote 2 to each Fund’s “Annual Fund Operating Expenses” table states that the Funds’ expense waivers will remain in effect through at least February 29, 2012, which is less than one year from the effective date of the Prospectus.  Please consider revising the footnote to reflect a minimum expense waiver period of one year, which the Staff considers to be the minimum acceptable term for such arrangements.

Response:  The Trust responds by stating that the purpose of this filing is to add a new class of shares for each Fund and that the annual registration statement update, which will take place as scheduled at the end of February 2012 and will include all Fund share classes, will modify the footnote to reflect a one year minimum term for the Funds’ expense waivers.  Therefore, while the Trust respectfully declines to make any changes with respect to this comment at this time, this change will be incorporated into the next regularly scheduled registration statement update at the end of February 2012.

2.
Staff Comment:  Please confirm whether all exclusions to the Funds’ expense waivers are included in Footnote 2 to each Fund’s “Annual Fund Operating Expenses” table.  If all exclusions are not included, please revise the footnote as appropriate.

Response:  The Trust responds by confirming that all exclusions are included with the footnote.

3.
Staff Comment:  With respect to each Fund’s “Annual Fund Operating Expenses” table, the Staff notes that the “Total Annual Fund Operating Expenses” do not match the corresponding number contained in each Fund’s financial highlights for the prior fiscal year.  Please explain the reason for this discrepancy.

Response:  The Trust responds by stating that each Fund’s “Total Annual Fund Operating Expenses” has been revised to reflect the semi-annual period ended April 30, 2011.  Unaudited financial highlights for this period were included with the filing.  Additionally, the Trust also notes that each Fund’s “Total Annual Operating Expenses” is slightly higher than the corresponding numbers contained in the unaudited financial highlights for the semi-annual period ended April 30, 2011, to reflect additional expenses associated with the new share class.  Accordingly, the following footnote will be added to each Fund’s “Annual Fund Operating Expenses” table:

“Expenses have been restated to reflect current fees.”

4.
Staff Comment: With respect to the “Minimum Balance to Maintain Your Account” disclosure which is included in the “Purchase and Sale of Fund Shares” section for each Fund, as well as on page 20 in the “Shareholder Information” section, the Staff notes that the minimum amount required to maintain an account with Institutional Class shares is $2,500.  Please confirm whether this is correct as the minimum initial investment in this class is $1 million.  Please revise as necessary.

Response:  The Trust responds by removing each disclosure referenced in the Staff’s comment as this is not required disclosure per Item 6 of Form N-1A and it conflicts with existing disclosure on page 28 of the Funds’ Prospectus which states that such redemptions may be made if an account balance falls below the minimum initial investment amount.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

5.
With respect to the “Investment Restrictions” section beginning on page B-12, please revise restriction number 4 so that it also relates to non-physical commodities.  Additionally, please revise restriction number 3 so that it relates to all real estate rather than just commercial real estate.

Response:  With respect to investment restriction number 4, the Trust responds by stating that the second sentence of the disclosure appropriately discloses the Funds’ policy regarding non-physical commodities by indicating that the Funds may invest in futures contracts and other instruments backed by physical commodities.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.  With respect to investment restriction number 3, the Trust notes that this disclosure may not be changed without the consent of the Funds’ shareholders as it is a fundamental investment limitation.  The Trust will consider asking the shareholders for their consent to revise restriction number 3 at such time in the future as the Trust proxies the shareholders on another matter with respect to the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust